Exhibit 99.1

Enlivex Announces Clinical Collaboration to Evaluate Combinations of Allocetra and PD-1 Inhibitor Tislelizumab for Patients with Solid Tumors

Nes-Ziona, Israel, April 3, 2023 (GLOBE NEWSWIRE) – Enlivex Therapeutics Ltd. (Nasdaq: ENLV, “Enlivex”), a clinical-stage macrophage reprogramming immunotherapy company, today announced a clinical collaboration with BeiGene. to evaluate the safety and efficacy of Allocetra™, an investigational macrophage-reprogramming cell therapy, in combination with tislelizumab, an anti-PD-1 immune checkpoint inhibitor, for the treatment of patients with advanced-stage solid tumors.

“We are excited to explore the potential of Allocetra in combination with tislelizumab, a potentially differentiated PD-1 inhibitor,” said Shai Novik, Executive Chairman of Enlivex. “We look forward to integrating tislelizumab into our ongoing Phase I/II clinical trial.”

“Combinatorial approaches for fighting difficult-to-treat cancers historically have proven to be important in the delivery of better treatments to patients”, said Oren Hershkovitz, Ph.D., CEO of Enlivex. “We believe that the preclinical data observed to date for Allocetra, with its unique macrophage-modulation properties, and immune checkpoints, support the evaluation of the combination for the treatment of patients with the tislelizumab-Allocetra combinations.”

Under the terms of the clinical collaboration agreement, Enlivex has agreed to amend its ongoing Phase I/II trial in patients with advanced-stage solid tumors to include evaluation of Allocetra in combination with tislelizumab. The Phase I/II trial is a multicenter, open-label, dose escalation trial that is expected to enroll up to 48 patients with advanced solid tumors across two trial stages. Stage 1 of the trial will examine escalating doses of Allocetra™ monotherapy administered intravenously (IV) or intraperitoneally (IP) once a week for three consecutive weeks. Stage 2 will evaluate escalating doses of Allocetra administered IV or IP and combined with anti-PD1 therapy. BeiGene will provide the clinical supply of tislelizumab for the trial.

ABOUT TISLELIZUMAB

Tislelizumab (BGB-A317) is a humanized IgG4 anti–PD-1 monoclonal antibody specifically designed to minimize binding to FcγR on macrophages. In pre-clinical studies, binding to FcγR on macrophages has been shown to compromise the anti-tumor activity of PD-1 antibodies through activation of antibody-dependent macrophage-mediated killing of T effector cells. Tislelizumab is being developed as a monotherapy and in combination with other therapies for the treatment of a broad array of both solid tumor and hematologic cancers.

ABOUT ALLOCETRA™

Allocetra™ is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as “unmet medical needs”, as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit  http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO

Enlivex Therapeutics, Ltd.

shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Eric Ribner

LifeSci Advisors

eric@lifesciadvisors.com